Exhibit 99.1

SPI Energy Files Form 12b-25

SHANGHAI—April 29, 2016—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced that it has filed a Form 12b-25, Notification of Late Filing, with the U.S. Securities and Exchange Commission. The Company is unable to file its Annual Report on Form 20-F for the year ended December 31, 2015 (the “Form 20-F”) on or prior to the filing deadline without unreasonable effort or expense, because the Company requires additional time to complete the audit process related to its Form 20-F. The Company is working diligently to complete the audit process and intends to file the Form 20-F as soon as reasonably practicable.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Tairan Guo

ir@spisolar.com

+86 21 8012 9135